Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1:                  Name and Address of Company

Maverix Metals Inc. (the “Company”)

575-510 Burrard Street

Vancouver, BC V6C 3A8

Item 2:                  Date of Material Change

August 14, 2019

Item 3:                  News Release

News releases announcing the material change were issued on August 14, 2019 and August 16, 2019 through PR Newswire and a copy was subsequently filed on SEDAR.

Item 4:                  Summary of Material Change

On August 14, 2019, the Company entered into a net smelter returns purchase and amendment agreement (the “Amendment Agreement”) with TMAC Resources Inc. (“TMAC”) providing for the Company’s purchase of an additional 1.5% net smelter returns royalty (the “Additional Royalty”) on TMAC’s Hope Bay mine (“Hope Bay”) in Nunavut, Canada, for cash consideration of US$40,000,000.00. The Company concurrently entered into a subscription agreement (the “Subscription Agreement”) with TMAC providing for the Company’s subscription for 660,000 common shares (the “Shares”) in the capital of TMAC at a price of C$6.00 per Share.

On August 16, 2019, the Company closed the transactions contemplated by the Amendment Agreement and the Subscription Agreement.

Item 5:                  Full Description of Material Change

5.1                                         Full Description of Material Change

On August 14, 2019, the Company entered into: i) the Amendment Agreement providing for the Company’s purchase of the Additional Royalty; and ii) the Subscription Agreement providing for the Company’s subscription for the Shares. The transactions contemplated by the Amendment Agreement and the Subscription Agreement closed on August 16, 2019. The Company funded the transactions through a combination of cash on hand and drawing on its existing credit facility.

The Amendment Agreement modified the amended and restated net smelter returns royalty agreement dated June 6, 2018 between TMAC and the Company that provided for an existing 1.0% net smelter returns royalty in favour of the Company on Hope Bay. In addition to the Additional Royalty, the Company will be entitled to an additional 0.25% bonus net smelter returns royalty (the “Bonus Royalty”) until the Additional Royalty is registered against Hope Bay, which is expected to occur once TMAC’s debt facility with Sprott Private Resource Lending (Collector), LP is repaid in 2021.

TMAC will have the right to buy back 0.5% of the Additional Royalty at any time after June

30, 2021 for a cash payment of US$15,000,000.00. TMAC will also have the right to buy back 100% of the Additional Royalty for a cash payment of US$50,000,000.00 in the event TMAC announces a change of control transaction prior to June 30, 2021. After a total of three million ounces of payable gold have been produced from Hope Bay following the effective date of the Additional Royalty, the Additional Royalty will automatically decrease to 0.75%, regardless of whether the partial buy back is exercised, such that the Company will retain a 1.75% net smelter returns royalty. TMAC will have the option to pay both the Additional Royalty and the Bonus Royalty amounts in cash, TMAC common shares or a combination of both until June 30, 2021 and in cash after that date.

5.2                                         Disclosure for Restructuring Transactions

Not applicable

Item 6:                  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7:                  Omitted Information

None

Item 8:                  Executive Officer

Warren Beil, General Counsel

Telephone: 605.449.9295

Email: wbeil@maverixmetals.com

Item 9:                  Date of Report

August 22, 2019